Morgan, Lewis & Bockius LLP                                   Morgan Lewis
1701 Market Street                                            COUNSELORS AT LAW
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com


SEAN GRABER
Partner
215.963.5598
sgraber@morganlewis.com


December 5, 2014


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re: Winton Series Trust: Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A (File Nos. 333-199287 and 811-23004)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, Winton Series Trust (the "Trust"), we are filing Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 1, under the Investment Company Act of 1940, as amended, to the Trust's registration statement on Form N-1A (the "Filing").

The purpose of this Filing is to respond to comments of the staff of the Securities and Exchange Commission on, and make certain other changes to, the registration statement.

Please contact me at (215) 963-5598 should you have any questions or comments.

Sincerely,

/s/ Sean Graber
-------------------
Sean Graber